

January 26, 2024

Paul A. Jacobson
Chief Financial Officer
General Motors Co
300 Renaissance Center
Detroit, Michigan 48265-3000

>   **Re: General Motors Co**
>   **Form 10-K for the Year Ended December 31, 2022**
>   **Response dated January 11, 2024**
>   **File No. 001-34960**

Dear Paul A. Jacobson:

We have reviewed your January 11, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Liquidity and Capital Resources, page 36

1.   We note your response to comment 2 and continue to believe that discussion of your cash flows at the consolidated level should be provided pursuant to Item 303(b) of Regulation S-K. Please tell us how you will revise your disclosures in future filings.

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page 57

2.   We note from your response to comment 4 that none of your vehicle transfers to rental car companies are accounted for as leases, which appears to be a change from the conclusions reached at the time of the 2017 Office of the Chief Account preclearance referenced in your response. Please explain to us in further detail how you determined none of your

rental car company transfers currently qualify as leases. In doing so, expand on the "administrative changes...to the remarking procedures" made during and since 2017, including any material revisions to your remarketing programs, and the reasons for the significant decline in percentage of vehicles transferred back to the company from rental car companies.

Please contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing